UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
______________

Form 6-K
______________

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

October 8, 2020

Commission File Number 001-15244

CREDIT SUISSE GROUP AG

(Translation of registrant’s name into English)

Paradeplatz 8, 8001 Zurich, Switzerland
(Address of principal executive office)
______________

Commission File Number 001-33434

CREDIT SUISSE AG

(Translation of registrant’s name into English)

Paradeplatz 8, 8001 Zurich, Switzerland
(Address of principal executive office)
______________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

This report on Form 6-K of Credit Suisse Group AG and Credit Suisse AG hereby incorporates by reference into the Registration Statement on Form F-3 (file no. 333-238458) and the Registration Statements on Form S-8 (file nos. 333-101259, 333-208152 and 333-217856) the slides no. 2 through 4, 8 and 10 through 11 of the “Presentation on historical financials under new reporting structure”.

 David Mathers, Chief Financial OfficerOctober 8, 2020  Credit SuissePresentation on historical financialsunder new reporting structure

 Disclaimer (1/2)  2  October 8, 2020  This material does not purport to contain all of the information that you may wish to consider. This material is not to be relied upon as such or used in substitution for the exercise of independent judgment. Cautionary statement regarding forward-looking statements This presentation contains forward-looking statements that involve inherent risks and uncertainties, and we might not be able to achieve the predictions, forecasts, projections and other outcomes we describe or imply in forward-looking statements. A number of important factors could cause results to differ materially from the plans, targets, goals, expectations, estimates and intentions we express in these forward-looking statements, including those we identify in "Risk factors” in our Annual Report on Form 20-F for the fiscal year ended December 31, 2019, in “Credit Suisse – Risk Factor” in our 1Q20 Financial Report published on May 7, 2020 and in the “Cautionary statement regarding forward-looking information" in our 2Q20 Financial Report published on July 30, 2020 and filed with the US Securities and Exchange Commission, and in other public filings and press releases. We do not intend to update these forward-looking statements. In particular, the terms “Estimate”, “Illustrative”, “Ambition”, “Objective”, “Outlook” and “Goal” are not intended to be viewed as targets or projections, nor are they considered to be Key Performance Indicators. All such estimates, illustrations, ambitions, objectives, outlooks and goals are subject to a large number of inherent risks, assumptions and uncertainties, many of which are completely outside of our control. These risks, assumptions and uncertainties include, but are not limited to, general market conditions, market volatility, interest rate volatility and levels, global and regional economic conditions, challenges and uncertainties resulting from the COVID-19 pandemic, political uncertainty, changes in tax policies, regulatory changes, changes in levels of client activity as a result of any of the foregoing and other factors. Accordingly, this information should not be relied on for any purpose. We do not intend to update these estimates, illustrations, ambitions, objectives, outlooks or goals. Statement regarding purpose and basis of presentationThe purpose of this presentation is to provide a preliminary unaudited restatement of previously published historical financial information reflecting the new divisional reporting structure and management responsibilities announced on July 30, 2020 and updates to certain calculations and allocations. The restated historical financial information in this presentation has not been reviewed by our independent public accountants, remains preliminary and is subject to further review in connection with the publication of the 3Q20 Financial Report, scheduled for October 29, 2020, and audit in connection with the publication of the 2020 Annual Report. In preparing this presentation, management has made estimates and assumptions that affect the numbers presented. Actual results may differ. Annualized numbers do not take into account variations in operating results, seasonality and other factors and may not be indicative of actual, full-year results. Figures throughout this presentation may also be subject to rounding adjustments. All opinions and views constitute judgments as of the date of writing without regard to the date on which the reader may receive or access the information. This information is subject to change at any time without notice and we do not intend to update this information.We may not achieve the benefits of our strategic initiativesWe may not achieve all of the expected benefits of our strategic initiatives. Factors beyond our control, including but not limited to the market and economic conditions (including macroeconomic and other challenges and uncertainties, for example, resulting from the COVID-19 pandemic), changes in laws, rules or regulations and other challenges discussed in our public filings, could limit our ability to achieve some or all of the expected benefits of these initiatives. Statement regarding non-GAAP financial measuresThis presentation also contains non-GAAP financial measures, including adjusted results as well as return on regulatory capital and return on tangible equity (which is based on tangible shareholders’ equity). Information needed to reconcile such non-GAAP financial measures to the most directly comparable measures under US GAAP can be found in this presentation in the Appendix, which is available on our website at www.credit-suisse.com.Our estimates, ambitions, objectives and targets often include metrics that are non-GAAP financial measures and are unaudited. A reconciliation of the estimates, ambitions, objectives and targets to the nearest GAAP measures is unavailable without unreasonable efforts. Adjusted results exclude goodwill impairment, major litigation provisions, real estate gains and other revenue and expense items included in our reported results, all of which are unavailable on a prospective basis. Return on tangible equity is based on tangible shareholders’ equity, a non-GAAP financial measure also known as tangible book value, which is calculated by deducting goodwill and other intangible assets from total shareholders’ equity as presented in our balance sheet, both of which are unavailable on a prospective basis. Return on regulatory capital (a non-GAAP financial measure) is calculated using income / (loss) after tax and assumes a tax rate of 25% and capital allocated based on the average of 10% of average RWA and 3.5% of average leverage exposure; the essential components of this calculation are unavailable on a prospective basis. Such estimates, ambitions, objectives and targets are calculated in a manner that is consistent with the accounting policies applied by us in preparing our financial statements.

Disclaimer (2/2)

Statement regarding capital, liquidity and leverage

Credit Suisse is subject to the Basel III framework, as implemented in Switzerland, as well as Swiss legislation and regulations for systemically important banks (Swiss Requirements), which include capital, liquidity, leverage and large exposure requirements and rules for emergency plans designed to maintain systemically relevant functions in the event of threatened insolvency. Credit Suisse has adopted the Bank for International Settlements (BIS) leverage ratio framework, as issued by the Basel Committee on Banking Supervision (BCBS) and implemented in Switzerland by the Swiss Financial Market Supervisory Authority FINMA.

References to phase-in and look-through included herein refer to Basel III capital requirements and Swiss Requirements. Phase-in reflects that, for the years 2014-2018, there was a five-year (20% per annum) phase-in of goodwill, other intangible assets and other capital deductions (e.g., certain deferred tax assets) and a phase-out of an adjustment for the accounting treatment of pension plans. For the years 2013-2022, there is a phase-out of certain capital instruments. Look-through assumes the full phase-in of goodwill and other intangible assets and other regulatory adjustments and the phase-out of certain capital instruments.

Unless otherwise noted, leverage exposure is based on the BIS leverage ratio framework and consists of period-end balance sheet assets and prescribed regulatory adjustments. The tier 1 leverage ratio and CET1 leverage ratio are calculated as BIS tier 1 capital and CET1 capital, respectively, divided by period-end leverage exposure. Swiss leverage ratios are measured on the same period-end basis as the leverage exposure for the BIS leverage ratio.

Sources

Certain material in this presentation has been prepared by Credit Suisse on the basis of publicly available information, internally developed data and other third-party sources believed to be reliable. Credit Suisse has not sought to independently verify information obtained from public and third-party sources and makes no representations or warranties as to accuracy, completeness or reliability of such information.

CREDIT SUISSE October 8, 2020 3

Overview of key changes

Principles of restatement

- The **creation of one global Investment Bank** across GM, IBCM and APAC Markets
- The related **formation of GTS (Global Trading Solutions)**, combining the success of ITS and APAC Solutions
- The **launch of SRI (Sustainability, Research & Investment Solutions) capability**, led at Executive Board level and combining Research[1], IS&P[2], IA&F[3] and Marketing and Branding
- **Revised allocations, both corporate functions and funding costs**, to align to the new organizational structure

Change in divisional and Group return on regulatory capital

- Usage of **25% tax rate** (instead of 30%) for return on regulatory capital from 2020 onwards to align with our guidance for the 2021 Group tax rate
- **Revert to an average rather than "worst of" definition of regulatory capital** given the increased alignment of leverage exposure and RWA towards a 35% risk density in line with the calibration of "Too Big To Fail"

Note: Effective as of August 1, 2020
1 Equity research across Global Markets and APAC 2 Investment Solutions & Products within IWM 3 Impact Advisory & Finance

CREDIT SUISSE October 8, 2020 4

High-level overview of changes to reporting units


From:
Credit Suisse
Swiss Universal Bank
Private Clients
Corporate & Institutional Clients
International Wealth Management
Private Banking
Asset Management
Asia Pacific
Wealth Management & Connected
Markets
Global Markets
Investment Banking & Capital Markets
Corporate Center
To:
Credit Suisse
Swiss Universal Bank
Private Clients
Corporate & Institutional Clients
International Wealth Management
Private Banking
Asset Management
Asia Pacific
Investment Bank
Corporate Center
Separate reporting unit

CREDIT SUISSE
October 8, 2020
5

   GTS overview  6  October 8, 2020  Integration of ITS and APAC Solutions to create a single hubGTS is a cross-divisional platform that provides innovative products and services to our Wealth Management-focused divisionsThis includes institutional solutions and is based on wholesale pricing sourced from the Investment BankGTS revenues, costs and capital are allocated to each of the Wealth Management-focused divisions and the Investment BankGTS is housed in the Investment Bank          Corporate clients  Institutional clients      Wealth Management clients  Swiss Universal Bank  Asia Pacific  International Wealth Management  Investment Bank  GTS

SRI overview

Sustainability Strategy, Advisory & Finance
Driving the sustainability strategy

Securities Research	Investment Solutions & Products	Marketing & Branding
Thought leadership covering corporates and industries for wealth management and institutional clients	Economics, thematic views and sustainable investment solutions for wealth management and institutional clients	Leveraging client and market insights to drive divisional strategies

Sustainability and insight creation globally under one roof

SRI is a corporate function and provides services to all four divisions and the group overall; costs are allocated accordingly

SRI capability at ExB level

- Integrate and centralize Equity Research, Investment Solutions & Products, Impact Advisory & Finance/Sustainability and Marketing/Branding efforts under one roof
- Provide one single "House View" with Supertrends and sustainability at its core
- Increase connectivity of Research with CIO and the sustainability agenda; deliver market-leading thematic insights and content across public and private markets, leveraging data
- Drive a globally consistent sustainability strategy

CREDIT SUISSE
October 8, 2020
7

Pro-forma 1H20

Old structure in CHF unless otherwise noted

	Swiss Universal Bank	International Wealth Management	Asia Pacific WM&C	APAC Markets in USD	Global Markets in USD	Investment Banking & Capital Markets in USD	Corporate Center
Rev:	3,013 mn	2,776 mn	1,182 mn	941 mn	3,668 mn	921 mn	(324) mn
PTI:	1,276 mn	885 mn	208 mn	355 mn	957 mn	(180) mn	(704) mn
RWA:	83 bn	46 bn	24 bn	13 bn	65 bn	24 bn	50 bn
LE:	272 bn	106 bn	57 bn	54 bn	265 bn	49 bn	52 bn (LE[3])
RoRC[1]:	19%	28%	11%	27%	14%	n.m.	n.m.

New structure in CHF unless otherwise noted

	Swiss Universal Bank	International Wealth Management	Asia Pacific	Investment Bank in USD	Corporate Center
Rev:	2,928 mn	2,743 mn	1,643 mn	5,136 mn	(286) mn
PTI:	1,187 mn	849 mn	414 mn	1,037 mn	(693) mn
RWA:	86 bn	47 bn	29 bn	91 bn	52 bn
LE:	293 bn	103 bn	79 bn	343 bn	37 bn (LE[3])
RoRC[2]:	19%	32%	21%	14%	n.m.

1 Regulatory capital is calculated as the worst of 10% of RWA and 3.5% of leverage exposure. Return on regulatory capital (a non-GAAP financial measure) is calculated using income / (loss) after tax and assumes a tax rate of 30% and capital allocated based on the worst of 10% of average RWA and 3.5% of average leverage exposure 2 Regulatory capital is calculated as the average of 10% of RWA and 3.5% of leverage exposure. Return on regulatory capital (a non-GAAP financial measure) is calculated using income / (loss) after tax and assumes a tax rate of 25% and capital allocated based on the average of 10% of average RWA and 3.5% of average leverage exposure 3 Excludes CHF 104 bn of cash held at central banks, after adjusting for the dividend paid in 2Q20 and the planned dividend payment in 4Q20 as required by FINMA

CREDIT SUISSE October 8, 2020 8

   Appendix  9  October 8, 2020

Pro-forma 2019

Old structure in CHF unless otherwise noted

	Swiss Universal Bank	International Wealth Management	Asia Pacific WM&C	APAC Markets in USD	Global Markets in USD	Investment Banking & Capital Markets in USD	Corporate Center
Rev:	6,020 mn	5,887 mn	2,491 mn	1,106 mn	5,789 mn	1,677 mn	(431) mn
PTI:	2,697 mn	2,138 mn	888 mn	14 mn	960 mn	(161) mn	(1,811) mn
RWA:	78 bn	44 bn	27 bn	10 bn	59 bn	24 bn	51 bn
LE:	265 bn	101 bn	64 bn	53 bn	266 bn	44 bn	129 bn
RoRC[1]:	21%	35%	23%	1%	7%	n.m.	n.m.

New structure in CHF unless otherwise noted

	Swiss Universal Bank	International Wealth Management	Asia Pacific	Investment Bank in USD	Corporate Center
Rev:	5,905 mn	5,816 mn	3,029 mn	8,216 mn	(427) mn
PTI:	2,573 mn	2,065 mn	922 mn	1,033 mn	(1,866) mn
RWA:	80 bn	44 bn	32 bn	85 bn	52 bn
LE:	285 bn	99 bn	81 bn	343 bn	113 bn
RoRC[2]:	20%	37%	21%	7%	n.m.

1 Regulatory capital is calculated as the worst of 10% of RWA and 3.5% of leverage exposure. Return on regulatory capital (a non-GAAP financial measure) is calculated using income / (loss) after tax and assumes a tax rate of 30% and capital allocated based on the worst of 10% of average RWA and 3.5% of average leverage exposure 2 Regulatory capital is calculated as the average of 10% of RWA and 3.5% of leverage exposure. Return on regulatory capital (a non-GAAP financial measure) is calculated using income / (loss) after tax and assumes a tax rate of 30% and capital allocated based on the average of 10% of average RWA and 3.5% of average leverage exposure

CREDIT SUISSE

October 8, 2020

10

Pro-forma 2018

Old structure in CHF unless otherwise noted

	Swiss Universal Bank	International Wealth Management	Asia Pacific WM&C	APAC Markets in USD	Global Markets in USD	Investment Banking & Capital Markets in USD	Corporate Center
Rev:	5,564 mn	5,414 mn	2,290 mn	1,134 mn	5,115 mn	2,228 mn	100 mn
PTI:	2,125 mn	1,705 mn	691 mn	(24) mn	169 mn	350 mn	(239) mn
RWA:	76 bn	40 bn	26 bn	11 bn	60 bn	25 bn	30 bn
LE:	255 bn	99 bn	61 bn	46 bn	249 bn	41 bn	105 bn
RoRC[1]:	17%	31%	22%	n.m.	1%	11%	n.m.

New structure in CHF unless otherwise noted

	Swiss Universal Bank	International Wealth Management	Asia Pacific	Investment Bank in USD	Corporate Center
Rev:	5,443 mn	5,320 mn	2,759 mn	8,215 mn	102 mn
PTI:	1,991 mn	1,610 mn	632 mn	850 mn	(298) mn
RWA:	79 bn	40 bn	32 bn	86 bn	30 bn
LE:	275 bn	97 bn	77 bn	317 bn	94 bn
RoRC[2]:	16%	30%	16%	6%	n.m.

1 Regulatory capital is calculated as the worst of 10% of RWA and 3.5% of leverage exposure. Return on regulatory capital (a non-GAAP financial measure) is calculated using income / (loss) after tax and assumes a tax rate of 30% and capital allocated based on the worst of 10% of average RWA and 3.5% of average leverage exposure 2 Regulatory capital is calculated as the average of 10% of RWA and 3.5% of leverage exposure. Return on regulatory capital (a non-GAAP financial measure) is calculated using income / (loss) after tax and assumes a tax rate of 30% and capital allocated based on the average of 10% of average RWA and 3.5% of average leverage exposure

CREDIT SUISSE October 8, 2020 11

   October 8, 2020  12  Update on strategic initiatives and structural refinements(1/5)  As per 2Q20 Earnings presentation

   October 8, 2020  13  Update on strategic initiatives and structural refinements(2/5)  As per 2Q20 Earnings presentation

 14  October 8, 2020  Update on strategic initiatives and structural refinements(3/5)  As per 2Q20 Earnings presentation

   October 8, 2020  15  Update on strategic initiatives and structural refinements(4/5)  As per 2Q20 Earnings presentation

   October 8, 2020  16  Update on strategic initiatives and structural refinements(5/5)  As per 2Q20 Earnings presentation

Results excluding the significant items noted below are non-GAAP financial measures. Management believes that these provide a useful presentation of our operating results for purposes of assessing our Group and divisional performance, on a basis that excludes items that management does not consider representative of our underlying performance. Provided below is a reconciliation to the most directly comparable US GAAP measures.

Reconciliation of significant items (1/2)

Group in CHF mn	1H20 LTM	2015
Total operating expenses reported	**17,296**	**25,895**
Goodwill impairment	-	(3,797)
Major litigation provisions	(433)	(820)
Cost base	**16,863**	**21,278**

	Wealth Management[1]		**SUB**		**IWM**		**APAC WM&C**	
in CHF mn	1H20 LTM	2015	1H20 LTM	2015	1H20 LTM	2015	1H20 LTM	2015
Net revenues reported	**14,549**	**11,779**	**6,178**	**5,721**	**5,877**	**4,552**	**2,494**	**1,506**
o/w related to InvestLab transfer	595	-	123	-	349	-	123	-
o/w related to SIX revaluation	498	-	306	-	192	-	-	-
o/w Pfandbriefbank gain	134	-	134	-	-	-	-	-
Net revenues excl. one-offs	**13,322**	**11,779**	**5,615**	**5,721**	**5,336**	**4,552**	**2,371**	**1,506**
Provision for credit losses	**538**	**174**	**225**	**138**	**104**	**5**	**209**	**31**
Total operating expenses reported	**8,476**	**9,375**	**3,184**	**3,908**	**3,717**	**3,824**	**1,575**	**1,643**
Pre-tax income reported	**5,535**	**2,230**	**2,769**	**1,675**	**2,056**	**723**	**710**	**(168)**
o/w Goodwill impairment (2015)	-	(446)	-	-	-	-	-	(446)
o/w Major litigation (2015)	-	(299)	-	(25)	-	(268)	-	(6)
Pre-tax income excl. one-offs, goodwill impairment and major litigation	**4,308**	**2,975**	**2,206**	**1,700**	**1,515**	**991**	**587**	**284**

1 SUB, IWM and APAC WM&C

CREDIT SUISSE
October 8, 2020
17

18  October 8, 2020  Reconciliation of significant items (2/2)  Results excluding the significant items noted below are non-GAAP financial measures. Management believes that these provide a useful presentation of our operating results for purposes of assessing our Group and divisional performance, on a basis that excludes items that management does not consider representative of our underlying performance. Provided below is a reconciliation to the most directly comparable US GAAP measures.  in CHF mn unless otherwise specified  2015  Income/(loss) from continuing operations before taxes  (2,422)  Impact from Goodwill impairment  3,797  Impact from major litigation provisions  820  Income/(loss) from continuing operations before taxes before Goodwill impairment and major litigation provisions  2,195      Income tax expense  523  Impact from Goodwill impairment  -  Impact from major litigation provisions  134  Income tax expense excl. Goodwill impairment and major litigation provisions  657      Net income attributable to shareholders  (2,944)  Impact from Goodwill impairment  3,797  Impact from major litigation provisions  686  Net income attributable to shareholders excl. Goodwill impairment and major litigation provisions  1,539      Reported return on tangible equity  (8.4)%  Return on tangible equity excl. Goodwill impairment and major litigation provisions  4.4%

 Notes  19  October 8, 2020  General notesThroughout the presentation rounding differences may occurUnless otherwise noted, all CET1 ratio, risk-weighted assets and leverage exposure figures shown in this presentation are as of the end of the respective period and, for periods prior to 2019, on a “look-through” basisSpecific notes† Prior to 3Q20, regulatory capital was calculated as the worst of 10% of RWA and 3.5% of leverage exposure and return on regulatory capital (a non-GAAP financial measure) was calculated using income / (loss) after tax and assumed a tax rate of 30%. In 3Q20, we updated our calculation approach, following which regulatory capital is calculated as the average of 10% of RWA and 3.5% of leverage exposure and return on regulatory capital (a non-GAAP financial measure) is calculated using income / (loss) after tax and assumes a tax rate of 30% for periods prior to 2020 and 25% from 2020 onward. For the Investment Bank division, return on regulatory capital is based on US dollar denominated numbers. Adjusted return on regulatory capital is calculated using adjusted results, applying the same methodology to calculate return on regulatory capital.‡ Return on tangible equity is based on tangible shareholders’ equity, a non-GAAP financial measure, which is calculated by deducting goodwill and other intangible assets from total shareholders’ equity as presented in our balance sheet. Management believes that return on tangible equity is meaningful as it is a measure used and relied upon by industry analysts and investors to assess valuations and capital adequacy. For end-4Q15, tangible shareholders’ equity excluded goodwill of CHF 4,808 mn and other intangible assets of CHF 196 mn from total shareholders’ equity of CHF 44,382 mn as presented in our balance sheet. For end-3Q19, tangible shareholders’ equity excluded goodwill of CHF 4,760 mn and other intangible assets of CHF 219 mn from total shareholders’ equity of CHF 45,150 mn as presented in our balance sheet. For end-4Q19, tangible shareholders’ equity excluded goodwill of CHF 4,663 mn and other intangible assets of CHF 291 mn from total shareholders’ equity of CHF 43,644 mn as presented in our balance sheet. For end-1Q20, tangible shareholders’ equity excluded goodwill of CHF 4,604 mn and other intangible assets of CHF 279 mn from total shareholders’ equity of CHF 48,675 mn as presented in our balance sheet. For end-2Q20, tangible shareholders’ equity excluded goodwill of CHF 4,676 mn and other intangible assets of CHF 273 mn from total shareholders’ equity of CHF 46,535 mn as presented in our balance sheet.AbbreviationsAPAC = Asia Pacific; AuM = Assets under Management; BCBS = Basel Committee on Banking Supervision; BIS = Bank for International Settlements; CCO = Chief Compliance Officer; CET1 = Common Equity Tier 1; CIO = Chief Investment Office; Corp Ctr. = Corporate Center; COVID-19 = Coronavirus disease 2019; CRCO = Group Chief Risk and Compliance Officer; CRO = Chief Risk Officer; EMEA = Europe, Middle East and Africa; ESG = Environmental, Social and Governance; ExB = Executive Board; excl. = excluding; FINMA = Swiss Financial Market Supervisory Authority; GAAP = Generally Accepted Accounting Principles; GM = Global Markets; GTS = Global Trading Solutions; IA&F = Impact Advisory & Finance; IB = Investment Bank; IBCM = Investment Banking & Capital Markets; IS&P = Investment Solutions & Products; ITS = International Trading Solutions; IWM = International Wealth Management; JV = Joint Venture; LE = Leverage Exposure; LTM = Last Twelve Months; M&A = Mergers & Acquisitions; p.a. = per annum; PB = Private Banking; PTI = Pre-tax income; Rev = revenues; RoRC = Return on Regulatory Capital; RoTE = Return on Tangible Equity; RWA = Risk-weighted assets; SIX = Swiss Infrastructure and Exchange; SRI = Sustainability, Research & Investment Solutions; SRU = Strategic Resolution Unit; SUB = Swiss Universal Bank; U/HNW = (Ultra) High Net Worth; U/HNWI = (Ultra) High Net Worth Individuals; WM = Wealth Management; WM&C = Wealth Management & Connected

 October 8, 2020  20

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrants have duly caused this report to be signed on their behalf by the undersigned, thereunto duly authorized.

CREDIT SUISSE GROUP AG and CREDIT SUISSE AG
(Registrants)

	By:	/s/ Flavio Lardelli
Flavio Lardelli
Director

/s/ Annina Müller
Annina Müller
Date: October 8, 2020		Vice President